March 25, 2008
William H. Thompson, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0405

Re:	Vermont Pure Holdings, Ltd. Form 10-K for fiscal year ended October 31, 2007 Filed January 29, 2008 File No. 0-31797
Dear Mr. Thompson,
We have received your letter dated February 25, 2008 regarding the filing referenced above, and have carefully considered the comments. Our responses to the numbered comments are set forth below.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Liquidity and Capital Resources, page 27
1.	Please disclose in a footnote to the table of contractual obligations on page 29 that repayments of long-term customer deposits reflected in your consolidated balance sheets are excluded from the table. Also please quantify the obligation and disclose the reasons why the obligation is excluded from the table. Refer to Item 303(a)(5) of Regulation S-K.
We agree that this comment is relevant to our table of contractual obligations in Form 10-K, although we do not believe that omission of the requested information was misleading to investors. We note that as a “smaller reporting company” we are no longer required, going forward, to include the table of contractual obligations. Nevertheless, at present we have elected to continue to present the table in our periodic filings, and, accordingly, we have added footnote disclosure that we believe is responsive to this comment. Here is the footnote, which appears under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” in our Quarterly Report on Form 10-Q for the Quarter Ended January 31, 2008:
Customer deposits have been excluded from the table. Deposit balances vary from period to period with water sales but future increases and decreases in the balances are not accurately predictable. Deposits are excluded because, net of periodic additions and reductions, it is probable that a customer deposit balance will always be outstanding as long as the business operates.

Item 9A. Controls and Procedures, page 33
Evaluation of Disclosure Controls and Procedures, page 33
2.	You state that your management evaluated the effectiveness of your disclosure controls and procedures, as define in Exchange Rule 13a-15(e) and 15d-15(e). However, your principal executive and financial officers concluded that your disclosure controls and procedures were adequate and effective to provide reasonable assurance that information required to be disclosed by (you), including your consolidated subsidiary, in reports that (you) file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Please also state, if true, whether the same officers concluded the controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). Also revise to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.
We propose to provide the following disclosure responsive to this comment in future periodic filings, and we have included it in our Quarterly Report on Form 10-Q for the Quarter Ended January 31, 2008, filed March 17, 2008:
Our Chief Executive Officer and our Chief Financial Officer, and other members of our senior management team, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as of the end of the period covered by this report, were adequate and effective to provide reasonable assurance that information required to be disclosed by us, including our consolidated subsidiary, in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Our Chief Executive Officer and Chief Financial Officer also concluded that our disclosure controls and procedures were effective to insure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or other persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.
The effectiveness of a system of disclosure controls and procedures is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of internal controls, and fraud. Due to such inherent limitations, there can be no assurance that any system of disclosure controls and procedures will be successful in preventing all errors or fraud, or in making all material information known in a timely manner to the appropriate levels of management.

Consolidated Financial Statements
Note 2. Significant Accounting Policies, page F-7
3.	You state that you conducted assessments of the carrying value of goodwill using an independent third party valuation. We also note that you refer to this independent valuation on page 31. Please disclose the name of the independent third party valuation firm and file a written consent for the inclusion of the disclosure regarding the evaluation. Alternatively, please remove the references to the independent third party valuation. If you do not believe a consent is required, please explain in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.
In future disclosures we will not refer to the independent third party valuation but we will continue to have such a valuation performed and state that we have conducted an assessment of the carrying value of goodwill. We will also continue to disclose the conclusion of the assessment.
Note 9. Goodwill and Other Intangible Assets, page F-14
4.	Please tell us and disclose the facts and circumstances leading to the impairment of goodwill and the method of determining the fair value of the associated reporting units. Refer to paragraph 47 of SFAS 142. Please also refer to paragraph 30 of SFAS 142 and tell us in detail how you determined your reporting unit(s), or the level of reporting at which goodwill is tested for impairment. Please address the concepts in SFAS 131 to the extent necessary to support your accounting treatment.
For the years reported, we had one reporting unit. (Prior to 2005, before divestiture of a segment, we had two separate reporting units.) Our business currently does not have separate management of product lines and shares sales, purchasing and distribution resources among the lines. In addition, there is no discrete separate financial information available on each product line for the chief operating decision maker (our Chief Executive Officer) to make decisions to allocate resources among the product lines. Consequently, we consider our business a single reporting unit.
We recognized an impairment charge for the year ended October 31, 2006 as a result of our annual impairment test of goodwill as of that date. In determining the impairment, we followed the two step approach provided in paragraphs 19-22 of SFAS 142. In step one and in determining the fair value of the Company (the reporting unit), we used a weighted average of three different market approaches — quoted stock price (25%), value comparisons to publicly traded companies believed to have comparable reporting units[1] (25%), and discounted net cash flow (50%). We believe that this

[1]	These companies were:

Company Name	Exchange	Symbol
Coffee Holding Co., Inc.	AMEX	JVA
Farmer Bros. Co.	NASDAQ	FARM
Green Mountain Coffee Roasters, Inc.	NASDAQ	GMCR
Hansen Natural, Corp.	NASDAQ	HANS
Jones Soda Co.	NASDAQ	JSDA
National Beverage Corp.	NASDAQ	FIZZ

approach, consistent with paragraph 23 of SFAS 142, provided a reasonable estimation of the value of the Company and took into consideration our thin trading volume (which reflects, in part, the fact that Company is a “controlled company” under the governance rules of the American Stock Exchange), market comparable valuations, and expected results of operations. We compared the resulting estimated fair value to the equity value of the Company as of October 31, 2006 and determined that there was an impairment of goodwill. In step two, we then allocated the estimated fair value to all of the assets and liabilities of the Company (including unrecognized intangible assets) as if the Company had been acquired in a business combination and the estimated fair value was the price paid. We then recognized an impairment in the amount by which the carrying value of goodwill exceeded the implied value of goodwill as determined in this allocation.
We believe that the impairment was primarily the result of a decline in the quoted market prices of our stock at year-end below our book carrying value, and was not due to any changes in our core business. There was no event or change in circumstance that would more likely than not reduce the fair value of our underlying net assets below their carrying amount prior to the annual impairment test.
We will include an enhanced description of the method employed in the determination of the estimated fair value in future filings.
In responding to your comments we recognize that the Company is responsible for the adequacy and accuracy of the disclosure in this filing. We further recognize that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to this filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your comments and feel the responses to them will result an improvement in our future reporting. If you wish to discuss the information contained herein, you can reach me at 802-658-9113 x15 or bmacdonald@crystalrock.com.
Sincerely,
/s/ Bruce S. MacDonald
Bruce S. MacDonald
Chief Financial Officer